Terremark Worldwide, Inc
2601 South Bayshore Drive
#900
Miami, Florida 33133
February 26, 2008
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Terremark Worldwide, Inc.
Form 10-K for Fiscal Year Ended March 31, 2007
Filed June 15, 2007
and Documents Incorporated by Reference
Form 10-K/A for Fiscal Year Ended March 31, 2007
Filed July 30, 2007
Forms 10-Q for June 30, September 30, and December 31, 2007
File No. 001-12475
Ladies and Gentlemen:
     On behalf of Terremark Worldwide, Inc., a Delaware corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the Company’s Form 10-K for the fiscal year ended March 31, 2007 and documents incorporated therein by reference and Form 10-K/A for the fiscal year ended March 31, 2007 (collectively, the “2007 Form 10-K”) and Forms 10-Q for June 30, September 30 and December 31, 2007 (collectively, the Forms 10-Q”), which comments were set forth in the Staff’s letter dated January 30, 2008 (the “Comment Letter”) to Manuel D. Medina, the Chief Executive Officer and President of the Company. For ease of reference, the headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter.
Form 10-K for the Fiscal Year Ended March 31 2007
General
1.	Please note that your correct file number is 001-12475. In future filings, please revise.
Company Response: The Company supplementally advises the Staff that the “001-12475” file number was noted in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2007, which quarterly report was filed with the SEC on February 11, 2008 (the “Recent 10-Q”) and shall be noted in all of the Company’s future filings.

Mr. Larry Spirgel
United States Securities and Exchange Commission

Liquidity, and Capital Resources, page 39
Liquidity, page 39
2.	In the future, please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no 33-6835 and footnote 43 of Release no. 33-8350. In addition, to the extent practicable please quantify your anticipated material short-term and long-term liquidity requirements, including, for example, those related to your expansion plan.
Company Response: The Company supplementally advises the Staff that it has added the below disclosure into the Liquidity discussion appearing in the Recent 10-Q and will ensure that similar disclosure appears in future filings:
We believe we have sufficient cash, coupled with anticipated cash generated from operating activities to meet our operating requirements for at least the next twelve months. We are anticipating capital expenditures of approximately $75.0 to $85.0 million for the fiscal year ended March 31, 2008, with approximately $70.0 million related to our data center expansion plans. Capital expenditures through December 31, 2007 amounted to $46.6 million. Capital expenditures for the year ended March 31, 2009 are expected to range from $70.0 million to $80.0 million, with approximately $25.0 million related to our expansion plans in California and $15.0 million to complete our data center in Virginia. The remaining capital expenditures will be used to support our infrastructure in Miami and improve our technology and service delivery platforms.
Debt Covenants, page 43
3.	In the future, please revise your disclosure to include more detail regarding your debt covenants, including the material financial covenants and ratios and events of default. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent or when they restrict the ability to pay dividends.

Mr. Larry Spirgel
United States Securities and Exchange Commission

Company Response: The Company supplementally advises the Staff that it has added the below disclosure into Note 9 — Mortgage Payable and the Liquidity discussion appearing in the Recent 10-Q and will ensure that similar disclosure appears in future filings:
The provisions of the Credit Agreements contain a number of covenants that limit or restrict the Company’s ability to incur more debt or liens, pay dividends, enter into transactions with affiliates, merge or consolidate with others, dispose of assets or use asset sale proceeds, make acquisitions or investments, enter into hedging activities, make capital expenditures and repurchase stock, subject to financial measures and other conditions. In addition, the Credit Agreements include financial covenants based on the most recently ended four fiscal quarters such as maintaining certain; (a) maximum leverage ratios regarding the Company’s consolidated funded indebtedness; (b) maximum leverage ratios with respect to the First Lien indebtedness; (c) minimum interest coverage ratios and; (d) incur capital expenditures not to exceed specified amounts. The breach of any of these covenants could result in a default and could trigger acceleration of repayment. In addition, the Company is required to enter into an interest rate hedge prior to the 210th day after July 31, 2007 (the “Closing Date”) of the Credit Agreements (or such later dates as may be specified by the Administrative Agent in its sole discretion). The interest rate hedge should cover a notional amount of not less than 50% of the sum of the principal amount of the Credit Agreements outstanding as of the Closing Date for a period not less than 2 years. As of December 31, 2007, the Company was in compliance with all covenants under the debt agreements, as applicable.
Consolidated Financial Statements
General
4.	On pages F-10 and F-24, we note that you utilized independent third-party valuation consultants to assist in your valuations. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party in future filings, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation.

Mr. Larry Spirgel
United States Securities and Exchange Commission

Company Response: The Company supplementally advises the Staff that in the Recent 10-Q it deleted the reference to the independent third-party valuation consultant and provided disclosures that explain the method and assumptions used by the Company to determine the valuation. The Company will provide similar disclosures in future filings.
Note 2. Summary of Significant Accounting Policies
Revenue recognition, profit recognition and allowance for bad debts, page F-9
5.	Please tell us if you defer direct installation costs in excess of the related installation fees. If so, tell us the following:
•	The amounts of the deferred direct installation costs in excess of the related deferred installation fees included in the consolidated balance sheets as of March 31, 2007 and 2006.

•	Why it is appropriate to capitalize the direct installation costs in excess of the related installation fees. Refer to SAB Topic 13(A)(3)(f).

•	The amortization period and why such period is appropriate.
Company’s Response: The Company supplementally advises the Staff that the Company currently or historically has not deferred installation costs in excess of the related installation fees. Please note that there are short and long term balances for both deferred revenue and related deferred installation costs. For example, the Company reported, in its Form 10-Q for the quarter ended December 31, 2007, deferred installations costs (current plus long-term) amounting to $4,599,127 and $4,327,300 as of December 31 and March 31, 2007, respectively, with related deferred revenues (current plus long-term) amounting to $11,658,836 and $7,509,242 as of December 31 and March 31, 2007, respectively.
Note 3. Acquisitions, page F-16
6.	We note on page F-17 that you are amortizing the acquired customer base over 10 years. However, installation fees and the related direct installation costs are amortized over the expected life of the installation which you disclose to be 36 to 48 months. Please tell us in detail your rationale for using different amortization periods for the customer base and the installation fees and costs. Also, you disclose on page 13 of Form 10-Q for December 31, 2007 that an 8-year period was used to amortize the customer base. Please tell us in detail your rationale for using this period.

Mr. Larry Spirgel
United States Securities and Exchange Commission

Company’s Response: The Company supplementally advises the Staff that, as a result of the May 24, 2007 acquisition of Data Return LLC (“Data Return”), the Company allocated a portion of the purchase price to Data Return’s customer base. The Company’s amortization period of years for the customer base intangibles was based on Data Return’s historical adjusted for any anticipated customer losses. Churn rate is defined as the annualized monthly recurring charges for terminated customers divided by the annualized monthly recurring charges for all customers. Please note that amortization period of 10 years disclosed on page 17 relates to the customer base intangibles resulting from the Company’s August 2005 acquisition of Dedigate, N.V. which was based on Dedigate’s historical churn rates adjusted for any anticipated customer losses. Installation fees and related deferred installation costs, however, are amortized over the expected life of the installation. The expected life of an installation is significantly shorter than the expected life of the customer relationship mainly due to technology obsolescence and changes in the network or infrastructure requirements of our customers. Installation fees apply after our initial environment set up for either additional new services or changes to existing services. Specifically for Data Return, the installation fees and related costs are amortized over 3 years because the installation and the customer environment have a hardware component such as servers and computers that typically have a useful life of three years. The Company will then charge new installation fees every three years on the average as the environment changes due to hardware replacement.
Form 10-K/A for the fiscal year ended March 31 2007
Corporate Governance, page 5
7.	The introductory paragraph is an inappropriate disclaimer for the information that follows. In the future, please remove this qualifying language from your corporate governance section.
Company’s Response: The Company supplementally advises the Staff that it will remove the qualifying language noted above from its corporate governance section.
Nominations for Directors, page 6
8.	In the future, disclose the board’s basis for the view that it is appropriate for you not to have a nominating committee. Also indicate whether the independent directors will consider candidates recommended by security holders. See Item 407(c) of Regulation S-K.
Company’s Response. The Company supplementally advises the Staff that, on October 19, 2007, the Company’s Board of Directors formed a Nominating and Corporate Governance Committee consisting of Joseph Wright, Jr., Miguel Rosenfeld and Antonio S. Fernandez. Mr. Wright was appointed as the chair of such committee. The Company disclosed this formation under Item 5 — Other Information in the Recent 10-Q. Accordingly, the Company will be providing in future filings, particularly the Company’s 10-K and Proxy Statement, the disclosures it is required to provide with respect to such nominating committees, most notably those required by Item 407(c) of Regulation S-K.

Mr. Larry Spirgel
United States Securities and Exchange Commission

Board of Directors Committees, page 8 Audit Committee, page 8
9.	In the future, please clarify whether Messrs. Fernandez and Ruiz are audit committee financial experts within the meaning of Item 407(d)(5) of Regulation S-K.
Company’s Response. The Company supplementally advises the Staff that, in its future filings, the Company will clarify that Messrs. Fernandez and Ruiz is an audit committee financial expert within the meaning of Item 407(d)(5) of Regulation S-K.
Executive Compensation, page 10
The Elements of Terremark’s Compensation, page 10
10.	We note your disclosure on pages 11 and 12 that you review survey data of “Peer Companies” when determining your executives’ compensation. In the future, please explain what companies you reviewed and what specific elements of their compensation you reviewed. Please indicate how this data was used in making determinations about levels and particular elements of your executive’s compensation. See Item 402(b)(2)(xiv) of Regulation S-K.
Company’s Response. The Company supplementally advises the Staff that, in future filings, the Company will provide disclosure explaining what companies it reviewed and what specific elements of their compensation it reviewed in determining the Company’s executives’ compensation. In this disclosure, the Company will also indicate how this data was used in making determinations about levels and particular elements of the Company’s executive’s compensation in accordance with Item 402(b)(2)(xiv) of Regulation S-K.
11.	We note the use of company performance measures and goals used in the determination of the named executive officers’ base salaries and incentive compensation awards. In the future, for base salary, clarify what specific goals and targets were exceeded, achieved or underachieved for each named executive officer. With respect to incentive compensation awards, please identify the performance targets or threshold levels that needed to be reached for payment to each of the named executive officers unless doing so would cause the company material competitive harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K. If your analysis results in your determination that such performance-related factors are properly excluded from disclosure, please provide the alternate disclosure provided for in the same Instruction.

Mr. Larry Spirgel
United States Securities and Exchange Commission

Company’s Response. The Company supplementally advises the Staff that, in future filings, the Company will provide disclosure clarifying what specific goals and targets were exceeded, achieved or underachieved for each named executive officer when disclosing how company performance measures and goals were used in determining such executive officer’s base salaries. In addition, the Company will identify the performance targets or threshold levels that needed to be reached for payment to each named executive officer of the incentive compensation awards such executive officer is eligible to receive.
Certain Relationships and Related Transactions, page 28
12.	In the future, provide the disclosure required by Item 404(b) of Regulation S-K.
Company’s Response. The Company supplementally advises the Staff that, in future filings, the Company will include the below paragraph under “Certain Relationships and Related Transactions”:
Review and Approval of Related Person Transactions

The Company’s Audit Committee Charter requires the Audit Committee to conduct an appropriate review of and oversee all related party transactions on a continuing basis and review potential conflict of interest situations where appropriate. This obligation is buttressed by the Company’s Code of Ethics for the CEO and Senior Financial Officers which mandates that the CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning any violation of the Code of Ethics or the Company’s Code of Business Conduct, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting disclosures or internal controls.

Additionally, the Company’s general Code of Conduct and Ethics, which applies to all of the Company’s employees, expressly provides that service to the Company should never be subordinated to personal gain and advantage and provides the following non-exhaustive list of conflicts to which the Company’s board of directors and management will apply a higher level of scrutiny:
•	any significant ownership interest in any supplier or customer;

Mr. Larry Spirgel
United States Securities and Exchange Commission

•	any consulting or employment relationship with any customer, supplier, or competitor;

•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities to the Company;

•	the receipt of non-nominal gifts or excessive entertainment from any organization with which the Company has current or prospective business dealings;

•	being in the position of supervising, reviewing, or having any influence on the job evaluation, pay, or benefit of any family member; and

•	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers, or employees are permitted to so purchase or sell.
The Audit Committee has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, traditionally, as reflected in the minutes of its meetings, the Audit Committee has followed the following standards: (i) all related party transactions must be fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Audit Committee and (ii) all related party transactions must be authorized, approved or ratified by the affirmative vote of a majority of the members of the Audit Committee who have no interest, either directly or indirectly, in any such related party transaction.
* * * *
     Please call the undersigned at (305) 860-7817, Adam T. Smith, Esq. at (305) 860-7841 or Jaret L. Davis at (305) 579-0676 with any questions or comments you may have regarding the responses set forth herein. The undersigned hereby acknowledges that:

Mr. Larry Spirgel
United States Securities and Exchange Commission

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, TERREMARK WORLDWIDE, INC.
By:	/s/ Jose A. Segrera
Jose A.Segrera
Chief Financial Officer

cc:	Manuel D. Medina, Chief Executive Officer and President Adam T. Smith, Esq., Chief Legal Officer Jaret Davis, Esq., Greenberg Traurig, P.A.